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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of February 2005


                              AETERNA ZENTARIS INC.
                   ------------------------------------------
                   (Formerly named AEterna Laboratories Inc.)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F        Form 40-F    X
                                    ------           ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                   Yes       No   X
                                       -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   -----





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                                 DOCUMENTS INDEX

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

DOCUMENTS       DESCRIPTION
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
1.              Press release dated February 24, 2005 - Appointments to AEterna Zentaris
                Scientific Advisory Board


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                                                         [AETERNA ZENTARIS LOGO]

AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881
www.aeternazentaris.com



                                                           PRESS RELEASE
                                                           For immediate release

APPOINTMENTS TO AETERNA ZENTARIS SCIENTIFIC ADVISORY BOARD

QUEBEC CITY, CANADA, FEBRUARY 24, 2005 - Prof. Jurgen Engel, PhD, Executive Vice President, Global R&D and Chief Operating Officer of AEterna Zentaris Inc. (TSX:
AEZ; Nasdaq: AEZS), today announced the following appointments to the Company's Scientific Advisory Board: Alan H. DeCherney, MD, Professor at the David Geffen School of Medicine at University of California Los Angeles; Glenn D. Prestwich, PhD, founder and Chief Scientific Officer, Board Member of Echelon Biosciences, Salt Lake City, Utah; Frans M. J. Debruyne, MD, PhD, Professor and Chairman at the University Medical Center in Nijmegen, The Netherlands; and Professor Marcel Verheij, MD, PhD, The Netherlands Cancer Institute/Antoni van Leeuwenhoek Hospital in Amsterdam, The Netherlands.

"The expertise of these new members, together with that of the other members of our board, enables us to enhance our team of seasoned scientists in oncology and endocrinology which are the focus of our scientific research strategy", said Professor Engel.

"We are very proud to welcome such eminent scientists to our Scientific Advisory Board," commented Gilles Gagnon, President and CEO at AEterna Zentaris. "I would also like to take this opportunity in expressing our sincere gratitude to Dr. Richard Beliveau, PhD, Director of the Molecular Oncology Laboratory of the Cancer Research Centre at the Sainte-Justine Hospital in Montreal, as well as Dr. W.K. (Bill) Evans, MD, FRCPC, Executive Vice President, Clinical Programs, Cancer Care Ontario in Toronto, for their valuable contribution over the years."

ALAN H. DECHERNEY, MD

Dr. DeCherney is a Professor at the David Geffen School of Medicine at University of California Los Angeles, as well as Head of Reproductive Medicine, Obstetrics and Gynecology at the same institution. He is a Director of the American Board of Obstetrics and Gynecology and was President of the American Society for Reproductive Medicine. He is also a publisher or co-publisher of various medical journals including Frontiers in Science, Assisted Reproductive Reviews, Fertility and Sterility and The New England Journal of Medicine and has published over 400 technical journal articles, book articles and technical books.

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                                                         [AETERNA ZENTARIS LOGO]


GLENN D. PRESTWICH, PHD

Founder and Chief Scientific Officer, Board Member of Echelon Biosciences in Salt Lake City, Dr. Prestwich earned his PhD from Stanford University. Over the last 25 years, he has, among others, acted as Presidential Professor and Chair of the Department of Medicinal Chemistry at the University of Utah, as well as Program Leader for Molecular Pharmacology for the Huntsman Cancer Institute. He has published over 400 technical papers and text chapters, and holds over 20 patents.

FRANS M. J. DEBRUYNE, MD, PHD

Dr. Debruyne has been Professor and Chairman of the Department of Urology at the University Medical Center Nijmegen, The Netherlands, since 1981. He received his medical degree from the University of Louvain in Belgium and earned a PhD from the University Medical School in Nijmegen. He was Chairman of the European Organization for Research and Treatment of Cancer Genito-Urinary (EORTC GU) Group, Chairman of the European Society of Urological Research (ESUR) and Vice President of the Societe Internationale d'Urologie (SIU). He also acted as Secretary General of the European Association of Urology (EAU) for more than ten years. Dr. Debruyne has received numerous scientific and clinical awards and has authored or co-authored more than a thousand articles in peer-reviewed journals.

MARCEL VERHEIJ, MD, PHD

Professor Verheij is a permanent staff radiation oncologist at The Netherlands Cancer Institute/Antoni van Leeuwenhoek Hospital in Amsterdam. He received his medical degree at the State University in Leiden, The Netherlands, and earned his PhD from the Free University in Amsterdam. From 1994 until 1996, he joined the group of Zvi Fuks at the Memorial Sloan-Kettering Cancer Center in New York, where he was involved in apoptosis research and defined the role of the stress-activated protein kinase/c-Jun N-terminal kinase (SAPK/JNK) signal transduction pathway in radiation-induced apoptosis. In 2004, he was appointed Professor in Translational Radiotherapy at the Free University in Amsterdam. He has also received several awards: Radiobiological Fellowship Award, Dutch Cancer Society (1994), ESTRO-VARIAN Radiobiology Research Award (1997), Clinical Cancer Research Award, Dutch Cancer Society (2001).

These new appointees will join the current members of AEterna Zentaris' Scientific Advisory Board, namely: Gerald Batist, MD, CM, FACP, Director of the McGill Center for Translational Research in Cancer, Chair and Professor, Department of Oncology and Medicine, McGill University, Jewish General Hospital, Montreal, Canada; Rene Frydman, MD, PhD, Head of the Department of Gynecology and Obstetrics at the Hopital Antoine Beclere, Paris; Klaus H.R. Diedrich, MD, PhD, Director of the Department of Gynecology and Obstetrics at the University Clinic in Luebeck, Germany; Fernand Labrie, OC, OQ, MD, PhD, Head, Centre hospitalier de l'Universite Laval Research Center, Quebec, Canada; and Hartmut Michel, PhD, Director, Max-Planck Institute for Biophysics, Frankfurt, Germany and Nobel Prize laureate in chemistry, 1988.


                                       2

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                                                         [AETERNA ZENTARIS LOGO]

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is an oncology and endocrine therapy focused biopharmaceutical company with proven expertise in drug discovery, development and commercialization. The Company's broad 20 product pipeline leverages five different therapeutic approaches, including LHRH antagonists and signal transduction inhibitors. The lead LHRH antagonist compound, cetrorelix, is currently marketed for IN VITRO fertilization under the brand name Cetrotide(R), and has successfully completed a broad Phase II program in endometriosis and benign prostatic hyperplasia (BPH). The lead signal transduction inhibitor compound, perifosine, is an orally-active AKT inhibitor that is in several Phase II trials for multiple cancers.

AEterna Zentaris also owns 61.1% of Atrium Biotechnologies Inc., a leading developer, manufacturer and marketer of value-added products for the cosmetics, pharmaceutical, chemical and nutrition industries.

News releases and additional information about AEterna Zentaris are available on its Web site www.aeternazentaris.com.
             -----------------------

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.


                                      -30-

CONTACTS:

MEDIA RELATIONS
Paul Burroughs
(418) 652-8525 ext. 406
paul.burroughs@aeternazentaris.com
----------------------------------

INVESTOR RELATIONS
Ginette Vallieres
(418) 652-8525 ext. 265
ginette.vallieres@aeternazentaris.com
----------------------------------

EUROPE
Matthias Seeber
+49-6942602-3425
matthias.seeber@zentaris.com
----------------------------

                                       3


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                                    SIGNATURE


             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             AETERNA ZENTARIS INC.


Date:  February 25, 2005                     By:  /s/ Mario Paradis
------------------------                          ------------------------------
                                                  Mario Paradis
                                                  Senior Finance Director and
                                                  Corporate Secretary